UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Global Blue Group Holding, AG
(Name of Subject Company)

Global Blue Group Holding, AG
(Name of Person Filing Statement)

Registered Ordinary Shares, par value CHF 0.01 per share
Registered Series A Convertible Preferred Shares, par value CHF 0.01 per share
Registered Series B Convertible Preferred Shares, par value CHF 0.01 per share
(Title of Class of Securities)
H33700107
(CUSIP Number)

Jeremy Henderson-Ross
General Counsel
Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

With copies to:
Elizabeth A. Cooper
Mark C. Viera
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by a new wholly-owned Swiss limited liability company of Shift4 Payments, Inc. (“Shift4”) will commence a tender offer (the “Offer”) to acquire all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue, at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue, at a price per share equal to $11.81.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer:

•    Exhibit 99.1: Press Release, dated February 18, 2025

Important Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of Global Blue. A solicitation and an offer to buy shares of Global Blue will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Shift4 intends to file with the SEC. In addition, Global Blue will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase, the letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, will be sent to all shareholders of Global Blue at no expense to them. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Shift4 and Global Blue with the SEC at the website maintained by the SEC at www.sec.gov. Additional copies may be obtained for free by contacting Shift4 or Global Blue. Copies of the documents filed with the SEC by Global Blue will be available free of charge under the “Filings” section of Global Blue’s website at ir.globalblue.com. In addition, Global Blue shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the tender offer statement.

INVESTORS AND SECURITY HOLDERS OF GLOBAL BLUE AND SHIFT4 ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF GLOBAL BLUE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

This communication may contain “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements contained in this communication may be identified by the use of words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Global Blue and members of its management team. Forward-looking statements may include, without limitation, statements about the potential closing of the proposed acquisition of Global Blue and considerations related to such transaction. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Global Blue’s shareholders will tender their stock in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived on the anticipated timeframe or at all, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the potential effects of the transaction on relationships with employees, business partners, or governmental entities; uncertainties related to obtaining regulatory approvals or actions, if any; other business effects, including the potential effects of industry, economic or political conditions outside of Global Blue’s control; transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Global Blue’s reports filed with the SEC, including annual reports on Form F-20.

All forward-looking statements contained in this communication are based on information available to Global Blue as of the date hereof and are made only as of the date of this release. Global Blue undertakes no obligation to update such information except as required under applicable law. These forward-looking statements should not be relied upon as representing Global Blue’s views as of any date subsequent to the date of this communication. In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of Global Blue.

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release, dated February 18, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: February 18, 2025	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer